Janice Adeloye
Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 2, 2022

Re:	LUXUS Argyle LLC Offering Statement on Form 1-A Filed on May 19, 2022 File No. 024-11827

Dear Ms. Adeloye and Mr. King,

On behalf of LUXUS Argyle LLC, I hereby request qualification of the above-referenced offering statement at 9:00 am, Eastern Time, on Monday, June 6, 2022, or as soon thereafter as is practicable.

Sincerely,

LUXUS ARGYLE LLC

By: Luxus Alternatives Inc., its Managing Member

By:	/s/ Dana Auslander
Dana Auslander
Chief Executive Officer